Securities and Exchange Commission
                            Washington, D. C. 20549

                                Schedule 13-G
                  Under the Securities and Exchange Act of 1934

                              Symantec Corp.
                               Common Stock
                         CUSIP Number 871503108

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 871503108

         1)  Name of reporting person:
                  Legg Mason, Inc.
              Tax Identification No:
                  52-1200960

         2)  Check the appropriate box if a member of a group:
                  a)  n/a
                  b)  n/a

         3)  SEC use only

         4)  Place of organization:
                  Baltimore, Maryland

      Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:           3,015,000
         6)  Shared voting power:           963,970
         7)  Sole dispositive power:       - 0 -
         8)  Shared dispositive power:    3,978,970

         9)  Aggregate amount beneficially owned by each reporting person:
               3,978,970

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                 n/a

         11)  Percent of class represented by amount in row (9):
                6.84%

         12)  Type of reporting person:
                 HC

         Item 1a)  Name of issuer:
                    Symantec Corp.
         Item 1b) Address of issuer's principal executive offices:
                    20330 Stevens Creek Blvd.
                    Cupertino, CA  95014
         Item 2a)  Name of person filing:
                     Legg Mason, Inc.
         Item 2b) Address of principal business office:
                      100 Light Street
                      Baltimore, Maryland  21202
         Item 2c)  Citizenship:
                      Maryland Corporation
         Item 2d) Title of class of securities:
                      Common Stock
         Item 2e)  CUSIP number:  871503108
         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ]  Broker or dealer under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
         (d) [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act.
         (e) [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f) [ ]  Employee  Benefit Plan,  Pension Fund which is
                    subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4) Ownership:
         (a)  Amount beneficially owned:
                3,978,970
         (b)  Percent of Class:
                6.84%
         (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:
                            3,015,000
                  (ii) shared power to vote or to direct the vote:
                              963,970
                 (iii) sole power to dispose or to direct the disposition of:
                            - 0 -
                 (iv) shared power to dispose or to direct the disposition of:
                            3,978,970
         Item 5) Ownership of Five Percent or less of a class:
                    n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:
                    n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                  Legg Mason Fund Adviser, Inc., as investment adviser with
                    discretion
                  Legg Mason Wood Walker, Inc., as investment adviser and
                    broker/dealer with discretion
                  Legg Mason Capital Management, Inc., as investment adviser with discretion
                  Legg Mason Trust, fsb, as investment adviser with discretion Bartlett & Co., as investment adviser with discretion Brandywine Asset Management, Inc., as investment adviser with discretion
                  Batterymarch Financial Management, Inc., as investment
                    adviser with discretion

         Item 8) Identification and classification of members of the group:

                  n/a

         Item 9) Notice of dissolution of group:

                  n/a

         Item 10) Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of cha nging or  influencing  the control of
         the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------
         Date

         Signature

         Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
         -------------------------------------------------------------
         Name/Title



Addendum to Schedule 13G filed by Legg Mason, Inc.
Tax Identification No. 52-1200960

Shares of Symantec Corp. owned a/o 12/31/99

CUSIP 871503108

                                Shares    Sole     Shared     Sole     Shared
   Name                Class    Owned     V P       V P       D P       D P


Bartlett & Co.           IA       2,500              2,500               2,500
Batterymarch Financial
  Management, Inc.       IA      32,400             32,400              32,400
Brandywine Assset
  Management, Inc.       IA     731,690            731,690             731,690
Legg Mason Capital
  Management, Inc.       IA     167,250            167,250             167,250
Legg Mason Fund
  Adviser, Inc.          IA   3,015,000  3,015,000                   3,015,000
Legg Mason Trust, fsb    IA         400                400                 400
Legg Mason Wood
  Walker, Inc.       BD & IA     29,730             29,730              29,730




Shares Outstanding    58,143,000

% Owned               6.84%